Exhibit 99.1

Auryn Identifies New High-Grade Targets at Curibaya Precious Metals Project in Peru

Vancouver, Canada – Feb 28th, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce results from its recent mapping and sampling program at the Curibaya precious metals project in southern Peru. A new zone of mineralization with grades of up to 946 g/t silver and 1.96 g/t gold has been identified approximately one kilometer to the northeast of previous sampling (Figures 2 & 3). In addition, a float sample found 800 meters northeast of the sampled veins ran 42.6 g/t gold and 9,180 g/t silver (Figures 2 & 3). Through geological mapping, a series of rhyolite to dacite flow dome complexes has been identified, and Auryn’s technical team believes this is the source for the widespread, high-grade precious metal veins sampled to-date –now across a 4 x 4 kilometer alteration system.

A Message from Ivan Bebek, Executive Chairman & Director:

“The Curibaya project continues to represent an exceptional opportunity for high-grade silver and gold discoveries. As we are increasing our understanding of the targets the maximum gold grade has gone up and we continue to see multi-kilo silver in new target areas on the project. We look very forward to completing our targeting in the next few months and rapidly advancing the project to the drill-ready stage.”

Geologic Context of Vein Mineralization:

The high-grade precious metal veins sampled to-date on the project range in width from five centimeters to one meter and are situated in north – south corridors radiating from the identified flow dome complexes (Figure 1). The sampled veins are primarily situated in the overlying volcanic sequence above the flow dome complexes and provide a good indication of the metal budget; however, are not the target themselves. Auryn believes the veins represent a high-level dispersion of a robust precious metal system that is situated along the margins of the dome complexes at shallow depths. These flow dome complexes provide a geological mechanism to concentrate fluid flow where potential geologic targets include high-grade veins, vein stockwork zones and silicified hydrothermal breccias that would be situated along the margins of the domes (Figure 4).

Additional Vein Sampling Returns High-Grade in Previously Unsampled Area:

Auryn has continued to selectively sample veins to identify favourable structural corridors radiating from identified flow dome complexes. The results of this sampling have identified a previously unrecognized set of high-grade veins that Auryn believes is related to a shallowly buried dome target zone on the north side of the Sambalay Chico fault zone (Figures 2 & 3). Grades of up to 946 g/t silver and 1.96 g/t gold have been sampled from this vein corridor that has an approximate strike length of 400 meters to-date. In addition, a float sample 800 meters to the northeast that has returned grades of up to 9,180g/t silver and 42.6g/t gold will be followed up on in the next round of field work. Rock grab sample highlights are shown below in Table 1.

Table 1: Rock sampling results

Significant Rock Samples 2020
Sample ID	Ag g/t	Sample ID	Ag g/t	Sample ID	Au g/t
W657087	9180	W657060	210	W657087	42.6
W657003	6940	W657125	164	W657003	15.6
W657132	2290	W657058	141	W657132	7.62
W657124	1445	W657007	119	W657124	4.92
W657057	1190	W657089	114	W657104	4.84
W657104	1015	W657131	112	W657005	4.84
W657084	946	W657121	96.7	W657061	4.78
W657136	874	W657088	87.2	W657006	2.76
W657116	807	W657134	77.5	W657103	2.07
W657061	783	W657092	73.8	W657116	1.94
W657117	736	W657114	72.5	W657118	1.94
W657103	732	W657105	69.5	W657008	1.89
W657008	663	W657137	68.9	W657135	1.74
W657118	514	W657126	67.8	W657120	1.39
W657083	494	W657075	66.4	W657084	1.35
W657006	468	W657091	57.6	W657129	1.2
W657085	403	W657100	55.1	W657125	1.17
W657120	373	W657059	54.1	W657057	1.17
W657005	359			W657085	1.07
W657111	332			W657004	1.06
W657112	321			W657060	0.93
W657129	285			W657134	0.88
W657063	270			W657066	0.81
W657119	263			W657136	0.73
W657004	257			W657131	0.67

Future Work:
Drill targets will be developed at the margins of the domes at depths between 100 – 300 meters from surface. They will be developed through continued geological and alteration mineral mapping, targeted rock sampling along the margins of the dome complexes and ground based geophysical IP surveys to identify zones of elevated sulphide content (Figure 4). Auryn’s goal is to apply for an FTA drill permit that will allow for up to 20 drill pads.

A Message from Michael Henrichsen, C.O.O & Chief Geologist:

“The presence of high-grade silver-gold veins across the 4 x 4 kilometer alteration system demonstrates the robust metal endowment within the Curibaya project. Our recent work has identified multiple flow dome complexes that provide the mechanism to concentrate high-grade veins at the margins of these features. The targets we are developing are exciting as we believe they could host a robust precious metals system.”

Curibaya - Low Sulphidation Dome Complex System

Sambalay Breccia
Potential Rhyolite Dome Complex
Sambalay Chico Fault
Cambaya Potential Dome Complex
Sama Rhyolite Dome Complex
Legend
Curibaya Claims
Major Fault
Veins
Vein Corridor
Alteration
Silica Massive (>90)
Silica Clay (50-90)
Silica Clay (20-50)
Clay
Clorita-Epidota
Water Table Silicification
Sambalay Vein Corridor
Sama Vein Corridor
Interpreted Structure
N
500 m
Brazil
Peru
Sombrero
Bolivia
Curibaya
Baños del Indio
Huilacollo

Figure 1: Illustrates the north-south trending high-grade vein corridors radiating from a series of flow dome complexes identified in the the 4 x 4 kilometer alteration system. Auryn believes these domes are the source of the high-grade veins sampled across the project to-date.

Curibaya - 2020 Rock Samples Silver

AURYN
RESOURCES
Newly Identified High-Grade Vein Corridor
Sambalay Breccia
Potential Rhyolite Dome Complex
Sambalay Chico Fault
Cambaya Potential Dome Complex
Sama Rhyolite Dome Complex
Interpreted Structure
Legend
Curibaya Claims
Major Fault
Veins
Rock Ag g/t
New
Previous
45 - 85
85 - 250
> 250
Alteration
Silica Massive (>90)
Silica Clay (50-90)
Silica Clay (20-50)
Clay
Clorita-Epidota
Water Table Silicification
403
9180
373
263
514
332
946
494
321
1445
732
1190
874
736
6940
783
359
468
285
807
257
270
2290
210
663
1015
N
500 m
Brazil
Peru
Sombrero
Bolivia
Curibaya
Baños del Indio
Huilacollo

Figure 2: Illustrates additional silver values from vein samples taken across the project area. Importantly, Auryn has identified a new north-south trending corridor of veins over approximately 400 meters that is situated at the margins of the newly recognized Cambaya flow dome complex.

Curibaya - 2020 Rock Samples Gold

AURYN RESOURCES
Newly Identified High-Grade Vein Corridor
Sambalay Breccia
Potential Rhyolite Dome Complex
Sambalay Chico Fault
Cambaya Potential Dome Complex
Sama Rhyolite Dome Complex
Interpreted Structure
Legend
Curibaya Claims
Major Fault
Veins
Rock Au g/t
New
Previous
0.5 - 1
1 - 3
> 3
Alteration
Silica Massive (>90)
Silica Clay (50-90)
Silica Clay (20-50)
Clay
Clorita-Epidota
Water Table Silicification
500 m
N
42.6
1.07
1.39
1.96
1.35
4.92
2.07
1.17
15.6
4.84
1.06
1.74
1.2
4.78
2.76
1.94
7.62
4.84
1.89
Peru
Brazil
Bolivia
Sombrero
Curibaya
Baños del Indio
Huilacollo

Figure 3: Illustrates additional gold values from vein samples taken across the project area. Importantly, Auryn has identified a new north-south trending corridor of veins over approximately 400 meters that is situated at the margins of the newly recognized Cambaya flow dome complex.

Curibaya - Targets Conceptual Model

Sama
Dome-Diatreme
Complex
Sambalay
Breccia
Cambaya
Potential Dome
Complex
A
A'
Stockworks
Top of boiling
Silicification
Present Surface
Argillic (clay Py)
Hydrothermal breccia
hosted mineralization
Bonanza vein mineralization
Early diatreme
Unconformity
Silicification
Phreatic/Phreato-Magmatic
Breccia
Top of boiling
Bonanza vein
mineralization
Target Area
Target Area
Target Area
Shallow intrusion/cryptodome
Unconformity
Sambalay
Chico Fault
Cambaya
Sambalay
Sama
A
A'
Legend
Stockworks
Bonanza Vein Mineralization
Present Surface
Dome
Silicification
Argillic (Clay Py)
Hydrothermal Breccia
Hosted Mineralization
Early Diatreme
Phreatic/Phreato-
Magmatic Breccia
Shallow Intrusion/
Cryptodome

Figure 4: Illustrates a conceptual model of the targets at the Sama, Sambalay and Cambaya flow dome complexes and where the targets are situated with respect to the present level of erosion as indicated by the dashed black line. Geologic targets at the margins of the dome complexes include high-grade veins, vein stockwork zones and silicified hydrothermal breccias.

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Curibaya

Auryn acquired 100% ownership of the Curibaya property in 2015 and the adjacent Sambalay and Salvador concesssions in 2019, which collectively consist of approximately 11,000 hectares. The Curibaya project covers the regional Incapuquio fault zone and subsidiary structures, which are interpreted as one of the fundamental controls for both epithermal and porphyry styles of mineralization within the region.

Historic Grab Samples – Sambalay and Salvador

The historic grab samples on Sambalay and Salvador were collected by Teck (in 2010-2011), Compania de Exploraciones Orion SAC (2010-2011) and Wild Acre Metals (in 2012-2013). Auryn has not conducted any due diligence on whether appropriate QA/QC protocols were followed in the collection of these samples, nor can it confirm their accuracy or repeatability.

PERU Rocks 2019/2020 (Curibaya)

Approximately 2-3kg of material was collected for analysis and sent to the ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where ICP21 results were > 3 g/t Au the assay were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). Where MS61 results were greater or near 10000 ppm Cu, 10000ppm Pb or 100ppm Ag the assay were repeated with ore grade four acid digest method (Cu-OG62). For three samples where OG62 results were greater or near 1500ppm Ag the assay were requested to be repeated with 30g nominal weight fire assay with gravimetric finish (Ag-GRA21), results pending. QA/QC programs for 2019/2020 rock samples using company an lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.